Exhibit 4(d)

Amendment No. 1 to the Sub-Investment Advisory Agreement

This Amendment effective as of October 15, 2012 is entered into by and between BlackRock Advisors, LLC, a Delaware limited liability company (the “Advisor”), and BlackRock International Limited, a corporation organized under the laws of Scotland (the “Sub-Advisor”).

WHEREAS, the Advisor and the Sub-Advisor have entered into a Sub-Investment Advisory Agreement dated December 31, 2008 (the “Sub-Advisory Agreement”) pursuant to which the Advisor appointed the Sub-Advisor to act as sub-adviser with respect to BlackRock Long-Horizon Equity Fund (formerly, BlackRock Global Dynamic Equity Fund) (the “Fund”); and

WHEREAS, the Sub-Advisory Agreement provides that the Advisor will pay to the Sub-Advisor a monthly fee in arrears at an annual rate equal to the amount set forth in Schedule A thereto; and

WHEREAS, the Sub-Advisory Agreement provides that the Sub-Advisory Agreement may be amended by the parties only if such amendment is specifically approved by the vote of the Board of Trustees of the Fund, including a majority of those Trustees who are not parties to the Sub-Advisory Agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such approval and, where required by the Investment Company Act of 1940, as amended, by a vote of a majority of the outstanding voting securities of the Fund; and

WHEREAS, the Board of Trustees of the Fund, including a majority of those Trustees who are not interested persons, specifically approved this amendment;

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Schedule A of the Sub-Advisory Agreement is hereby amended as set forth on the Schedule A attached hereto with respect to the Fund.

2.	Except as otherwise set forth herein, the terms and conditions of the Sub-Advisory Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to the Sub-Investment Advisory Agreement to be executed by their officers designated below effective as of the day and year first above written.

BLACKROCK ADVISORS, LLC

By:	/s/ Ben Archibald
Name: Ben Archibald
Title: Director

BLACKROCK INTERNATIONAL LIMITED

By:	/s/ Alex Yazdanpanahi
Name: Alex Yazdanpanahi
Title: Managing Director

BLACKROCK INTERNATIONAL LIMITED

By:	/s/ George Craig
Name: George Craig
Title: Authorized Signatory

Agreed and accepted:
BLACKROCK LONG-HORIZON EQUITY FUND

By:	/s/ John Perlowski
Name: John Perlowski
Title: President and Chief Executive Officer

Schedule A

Pursuant to Section 7, for that portion of the Fund for which the Sub-Advisor acts as sub-adviser, Advisor shall pay a fee to Sub-Advisor equal to 50.60% of the advisory fee received by the Advisor from the Fund with respect to such portion, net of: (i) expense waivers and reimbursements, (ii) expenses relating to distribution and sales support activities borne by the Advisor, and (iii) administrative, networking, recordkeeping, sub-transfer agency and shareholder services expenses borne by the Advisor.